UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Miragen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

60463E 202

(CUSIP Number)

___________December 16, 2020__________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻  Rule 13d-1(b)

⌧ Rule 13d-1(c)

◻ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60463E 202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xencor, Inc. 20-1622502
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 322,407
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 322,407
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,407
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

Miragen Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6200 Lookout Rd., Boulder CO, 80301

Item 2(a).	Names of Persons Filing:

The name of the person filing this report (the “Reporting Person”) is:

Xencor, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is:

111 West Lemon Avenue

Monrovia, California 91016

Item 2(c).	Citizenship:

The Reporting Person is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

60463E 202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentage reported is based on 4,231,382 outstanding shares of Common Stock, as provided by the Issuer to the Reporting Person on January 6, 2021.

The Reporting Person directly holds 322,407 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ◻.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	January 11, 2021

XENCOR, INC.

By:	/s/ John J. Kuch
	Name:	John J. Kuch
	Title:	Senior Vice President and Chief Financial Officer